PROSPECTUS Dated January 24, 1997                 Pricing Supplement No. 13 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-18005
Dated February 21, 1997                                   Dated March 10, 1997
                                                                Rule 424(b)(3)
                              LIT 26,700,000,000
                           Morgan Stanley Group Inc.
                          MEDIUM-TERM NOTES, SERIES D
                         EQUITY LINKED NOTES DUE 2007


The Equity Linked Notes due 2007 (the "Notes" ) are Medium-Term Notes, Series D of Morgan Stanley Group Inc. (the "Company" ), as further described herein and in the Prospectus Supplement under "Description of Notes--

Fixed Rate Notes" and "--Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of Italian lire ("LIT ") 5,000,000 and will mature on June 1, 2007 subject to extension as described herein (the "Maturity Date"). The Issue Price of each Note will be LIT 2,809,000 (56.18% of the principal amount) (the "Issue Price"), and there will be no payments of interest prior to the maturity of the Notes. The Issue Price represents a minimum yield to maturity, taking into account the Fixed Coupon described below, of 6.15% per annum computed on a semi-annual bond-equivalent basis based on the Issue Price calculated from the Original Issue Date to June 1, 2007.

               The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date other than under the circumstances described under "Description of Notes--

Tax Redemption" in the accompanying Prospectus Supplement. The Notes will be issued only in bearer form, which form is further described under "Description of Notes--

Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. Notes in bearer form will not be exchangeable at any time for Notes in registered form.

               On the Maturity Date, the holder of each Note will receive (i) the par amount of such Note (LIT 5,000,000 ) ("Par") plus (ii) 4.5% of the Issue Price (the "Fixed Coupon") plus (iii) an amount (the "Supplemental Redemption Amount") based on the percentage increases, if any, for each of ten twelve-month periods (the first of which will commence on June 1, 1997), in the value of the Deutsche Aktienindex (the "DAX"), calculated as described below, to the extent that the sum of such increases, if any, exceeds an amount equal to 78.00% of the Issue Price per Note ( the "Assumed Return"). "DAX" is a registered trademark of the Frankfurt Stock Exchange (the "FSE").

               The Supplemental Redemption Amount, if any, will be calculated on the Determination Date and will equal the excess of the sum of the Yearly Index Values over the Assumed Return. The Yearly Index Value for each twelve-month period beginning on the close of business on June 1 of each year and ending at the close of business on June 1 of the next succeeding year (each an "Index Period") will be calculated on the Yearly Calculation Date and will equal the product of (i) the Issue Price and (ii) a fraction, the numerator of which shall be the Final Average Index Value less the Initial Index Value, and the denominator of which shall be the Initial Index Value, in each case as such values are determined for such Index Period. The Yearly Index Value cannot be less than zero. The
Initial Index Value for any Index Period will be the value of the DAX on the first Trading Day of such Index Period, and will be reset for each Index Period. The Final Average Index Value for any Index Period will equal the average of the closing prices of the DAX on the first Trading Day of each month in such Index Period beginning in July, subject to certain adjustments. If the sum of the Yearly Index Values does not exceed the Assumed Return, the holder of each Note will be repaid Par and the Fixed Coupon, but will not receive any Supplemental Redemption Amount.

               For information as to the calculation of the Supplemental Redemption Amount and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount" and "United States Federal Taxation" in this Pricing Supplement.

               The Company will cause the "Supplemental Redemption Amount," the "Yearly Index Value," the "Initial Index Value" and the "Final Average Index Value" to be determined by Morgan Stanley & Co. International Limited (the "Calculation Agent") for The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee under the Senior Debt Indenture.

               Application has been made to the London Stock Exchange Limited (the "London Stock Exchange") for the Notes to be admitted to the Official List.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-7 and PS-8 herein.

                             MORGAN STANLEY & CO.
                                  International

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount..............   LIT 26,700,000,000

Maturity Date.................   June 1, 2007, but if the Final Index Day is
                                 adjusted as described below under "Monthly
                                 Closing Value," the Maturity Date of any outstanding Note will be extended to the second Business Day succeeding such Final
                                 Index Day, provided that the Maturity Date will in no event be extended beyond June 12, 2007.

Yield to Maturity.............   6.15% per annum, taking into account the
                                 Fixed Coupon, computed on a semi-annual
                                 bond-equivalent basis based on the Issue
                                 Price calculated from the Original Issue
                                 Date to June 1, 2007.

Specified Currency............   Italian lire ("LIT")

Issue Price...................   56.18%

Settlement Date (Original
 Issue Date)..................   May 5, 1997

Common Code...................   7493517

ISIN..........................   XSOO74935171

Senior Note or Subordinated
 Note.........................   Senior

Minimum Denominations.........   LIT 5,000,000

Trustee.......................   The Chase Manhattan Bank

Maturity Redemption Amount....   On the Maturity Date, the holder of each Note
                                 will receive (i) the par amount of such Note
                                 (LIT 5,000,000) ("Par") plus (ii) 4.5% of the
                                 Issue Price (the "Fixed Coupon") plus (iii) the Supplemental Redemption Amount, if any.
                                 If the Maturity Date is extended as
                                 described under "Maturity Date" above, no adjustment will be made to the amounts described in clauses (i) and (ii) above.
                                 References herein to "Notes" refer to each LIT 5,000,000 principal amount of any Note.

Supplemental Redemption Amount   The Supplemental Redemption Amount payable
                                 with respect to each  Note on the Maturity
                                 Date shall be calculated on the Determination
                                 Date and shall be an amount equal to the excess of the sum of the Yearly Index Values over an amount equal to 78.00% of the Issue
                                 Price per Note (the "Assumed Return").

                                 The Company shall cause the Calculation Agent to provide written notice to the holder of each Note and to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Discontinuance of the DAX(*); Alteration of Method of Calculation" below.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all lire amounts used in or resulting from such calculation will be rounded to the nearest lire with one-half lire being rounded upwards.


Yearly Index Value ...........   The Yearly Index Value for each Index Period
                                 shall be calculated on the Yearly Calculation
                                 Date and shall be an amount equal to the greater of (a) the product of (i) the Issue
                                 Price and (ii) a fraction the numerator of which shall be the Final Average Index Value less the Initial Index Value and the denominator of which shall be the Initial
                                 Index Value, in each case as such values are determined for such Index Period and (b) zero. The Yearly Index Value is described by the following formula:

Issue                 (Final Average Index Value - Initial Index Value)
               x      -------------------------------------------------
Price                                Initial Index Value

                                 --------------
                                 (*)"DAX" is a registered trademark of the Frankfurt Stock Exchange (the "FSE").

                                 ; provided that the Yearly Index Value shall not be less than zero.

Index Period..................   An Index Period is any of the ten
                                 twelve-month periods beginning on the close of business on June 1 of each year and ending at the close of business on June 1 of the next succeeding year. The first such twelve-month period will commence on June 1, 1997.

Initial Index Value...........   The Initial Index Value for any Index Period
                                 will be the value of the DAX, as calculated by the FSE, or any Successor Index on the first Trading Day of such Index Period.

                                 If a Market Disruption Event occurs on such Trading Day, the Initial Index Value shall be determined on the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred; provided that if a Market Disruption Event has occurred on each of the first five Trading Days of the Index Period, then (i) the Initial Index Value shall be determined on such fifth Trading Day, notwithstanding the occurrence of a Market Disruption Event on such day, and
                                 (ii) with respect to any such fifth
                                 Trading Day on which a Market Disruption
                                 Event occurs, the Calculation Agent will determine the value of the DAX on such fifth Trading Day in accordance with the formula for and method of calculating the DAX last in effect prior to the commencement of the Market Disruption
                                 Event, using the closing price (or, if
                                 trading in the relevant securities has
                                 been materially suspended or materially
                                 limited, its good faith estimate of the
                                 closing price that would have prevailed
                                 but for such suspension or limitation) on such fifth Trading Day of each security most recently comprising the DAX. The Initial Index Value will be reset every Index
                                 Period.

                                 References herein to the DAX shall be deemed to include any Successor Index, unless the context requires otherwise.

Final Average Index Value.....   The Final Average Index Value for any Index
                                 Period shall be the average of the Monthly
                                 Closing Values in such Index Period
                                 commencing with the Monthly Closing Value in July, as determined by the Calculation
                                 Agent.

Monthly Closing Value.........   A Monthly Closing Value shall be the closing
                                 price of the DAX on the first Trading Day of any month within an Index Period (the
                                 "Monthly Index Day"), provided that the
                                 Monthly Index Day that, but for this
                                 sentence, would be on or after June 1, 2007 shall be the second scheduled Trading Day preceding June 1, 2007 (the "Final Index
                                 Day").  The Monthly Index Day and the Final
                                 Index Day are each subject to adjustment for any Market Disruption Event as described in the immediately succeeding paragraph.

                                 If a Market Disruption Event occurs on any Monthly Index Day or on the Final Index Day, or if the Final Index Day is not an actual Trading Day, the Monthly Index Value for such month shall be determined on the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred, provided that (i) if a Market Disruption Event has occurred on each of the five Trading Days immediately succeeding the Monthly Index Day or on each of the five scheduled Trading Days immediately succeeding the Final Index Day, as the case may be, then
                                 (a) the Monthly Index Value for such month shall be determined on such fifth succeeding Trading Day, or in the case of the Final Index Day, the fifth scheduled succeeding Trading Day, notwithstanding the occurrence of a Market Disruption Event on such day, (b) with respect to any such fifth Trading Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of the DAX on such fifth Trading Day in accordance with the formula for and method of calculating the DAX last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such fifth Trading Day of each security most recently comprising the DAX and (c) in the case of the Final Index Day, if such fifth scheduled succeeding Trading Day is not an actual Trading Day, then the Monthly
                                 Closing Value for such month shall be
                                 deemed to be zero.


                                 If the Final Index Day is adjusted in the manner set forth in the immediately preceding paragraph, the Maturity Date shall be extended to the second Business Day succeeding such Final Index Day, provided that the Maturity Date will in no event be extended beyond June 12, 2007.

Trading Day...................   A day on which trading is generally conducted
                                 (i) on the FSE and (ii) on the London Stock
                                 Exchange Limited (the "LSE"), as determined by the Calculation Agent.

Determination Date............   The Determination Date shall be the Final
                                 Index Day, as adjusted, if required, for certain Market Disruption Events. See
                                 "Monthly Closing Value" above and "Market
                                 Disruption Event" below.

Yearly Calculation Date.......   The Yearly Calculation Date for any Index
                                 Period shall be the last Trading Day in such Index Period, provided that the Yearly
                                 Calculation Date that, but for this
                                 sentence, would be on or after June 1,
                                 2007, shall be the Final Index Day, as
                                 adjusted, if required, for certain Market
                                 Disruption Events.  See "Monthly Closing
                                 Value" above and "Market Disruption Event" below.

Market Disruption Event.......   "Market Disruption Event"  means, with
                                 respect to the DAX:

                                    (i) a suspension, absence or material
                                    limitation of trading of 20% or more of
                                    the securities included in the DAX on the primary market for such securities for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the DAX during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) limitations on trading during significant market fluctuations by the FSE pursuant to the Borsengesetz (Stock Exchange
                                 Law) will constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in a futures or options contract on the DAX by the primary securities market related to such contract by reason of
                                 (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the DAX and (5) a suspension, absence or material limitation of trading on the primary market on which futures or options contracts related to the DAX are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent.............   Morgan Stanley & Co. International Limited
                                 and its successors ("MSIL")

                                 All determinations made by the Calculation
                                 Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See "Discontinuance of the DAX; Alteration of Method of Calculation" below and "Market Disruption Event" above. MSIL is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional security, including the following:

                                 There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the DAX, dividend rates on the stocks underlying the DAX, the time remaining to the Determination Date and to the maturity of the Notes and market interest rates. In addition, the Final Average Index Value for each Index Period depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of any appreciation of the DAX over each Index Period. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the accreted value thereof, if, at such time, it appears that the sum of the Yearly Index Values will not or may not sufficiently exceed the Assumed Return.

                                 The underlying stocks that constitute the DAX have been issued by German companies. Investments in securities indexed to the value of German equity securities involve certain risks associated with the German securities market, including the risks of volatility in such market, government intervention in such market, cross-shareholdings in German companies, legal requirements concerning public information about German companies that are less exhaustive than similar requirements concerning companies that file reports with the United States Securities and Exchange Commission (the "SEC") and accounting and financial standards that differ from those applicable to companies in that file reports with the SEC.

                                 The prices of stocks issued by German
                                 companies are subject to political,
                                 economic, financial and social factors in Germany, or in Europe generally, that could negatively affect the securities market. Moreover, the German economy may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

                                 The stocks underlying the DAX are traded on the FSE. Variations in the DAX may be limited by a suspension, absence or material limitation of trading on the FSE, which may, in turn, adversely affect the amount of the Supplemental Redemption Amount.

                                 The historical DAX values should not be taken as an indication of the future performance of the DAX during the term of the Notes. While the trading prices of the stocks underlying the DAX will determine the value of the DAX, it is impossible to predict whether the value of the DAX will fall or rise. Trading prices of the stocks underlying the DAX will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                                 The policies of the FSE concerning additions, deletions and substitutions of the stocks underlying the DAX and the manner in which the FSE takes account of certain changes affecting such underlying stocks may affect the value of the DAX. The policies of the FSE with respect to the calculation of the DAX could also affect the value of the DAX. The FSE may discontinue or suspend calculation or dissemination of the DAX. Any such actions could affect the value of the Notes. See "The Deutsche Aktienindex" and "Discontinuance of the DAX; Alteration of Method of Calculation" below.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See "Discontinuance of the DAX; Alteration of Method of Calculation" below and "Market Disruption Event" above. MSIL, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Supplemental
                                 Redemption Amount that the Calculation Agent may be required to make prior to its dissemination. MSIL is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

The Deutsche Aktienindex......   All information regarding the DAX set forth
                                 herein, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information.

                                 Characteristics

                                 The DAX measures the composite price
                                 performance of stocks of 30 actively traded
                                 German companies listed on the FSE. The DAX is calculated by the Deutsche Borse for the FSE and is disseminated daily on Bloomberg Financial Markets and Reuters. Historical daily closing values for the DAX are available from October 1959. Publication of weighted DAX values began in 1988, based on an initial DAX value of 1,000 on December 30, 1987.

                                 Calculation of the DAX

                                 The DAX is calculated by (i) multiplying, for each of the 30 stocks included in the DAX (the "Underlying Stocks"), the current market price per share on the date of the index calculation by the number of shares listed on the FSE as of the date of the last annual weighting adjustment (determined by dividing the listed capital of the Underlying Security by the nominal value per share), (ii) multiplying, for each Underlying Stock, the product obtained in (i) above by a stock-specific correction factor (as determined on the date of the index calculation) to adjust for dividend payments, capital increases against capital contributions or from company funds, reductions in capital, changes in par value and other subscription rights, (iii) calculating the sum of the products obtained for each Underlying Stock in (ii) above (the "DAX Aggregate Market Value"), (iv) dividing the DAX Aggregate Market Value by the DAX Base Aggregate Market Value (i.e., the DAX Aggregate Market Value as of December 30, 1987, as calculated by the FSE) and (v) multiplying the result by 1000. In order to maintain continuity, the DAX is adjusted by a concatenation factor that is determined each year on the annual weighting adjustment date. The concatenation factor adjusts for certain changes affecting the stocks underlying the DAX including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits. Because the DAX is weighted by capitalization, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire DAX than will movements in share prices of companies with relatively smaller market capitalization.

                                 Underlying Stocks and Selection

                                 The Underlying Stocks are selected and
                                 revised annually from a reference group of stocks listed on the FSE. The Underlying Stocks are selected from this reference group based on trading volume over the past 12 months, market capitalization and availability of early opening prices. The five largest companies included in the DAX are Allianz AG, Daimler-Benz AG, Bayer
                                 AG, VEBA AG and Siemens AG, which
                                 together represent approximately 35.08% of the index as a whole. A current list of the issuers of the Underlying Stocks, as of March 10, 1997, is set forth below.

                     Company                                Weight
                     -------                                ------

Allianz AG                                                   9.54%
BASF AG                                                      4.61%
Bayer AG                                                     6.11%
Bayerische Hypotheken- und                                   1.60%
 Wechsel-Bank AG
Bayerische Motoren Werke AG (BMW)                            2.97%
BayerischeVereinsbank AG                                     1.79%
Commerzbank AG                                               2.45%
Daimler-Benz AG                                              7.85%
Deutsche Bank AG                                             5.56%
Degussa AG                                                   0.76%
Dresdner Bank AG                                             3.15%
Deutsche Telekom AG                                          4.22%
Henkel KGaA                                                  1.65%
Hoechst AG                                                   4.85%
Karstadt AG                                                  0.61%
Deutsche Lufthansa AG                                        1.10%
Linde AG                                                     1.14%
MAN AG                                                       0.90%
Metro AG                                                     2.01%
Mannesmann AG                                                2.90%
Munchener Ruckversicherungs AG                               4.29%
Preussag AG                                                  0.85%
RWE AG                                                       5.16%
SAP AG                                                       3.37%
Schering AG                                                  1.34%
Siemens AG                                                   5.73%
Thyssen AG                                                   1.33%
VEBA AG                                                      5.85%
VIAG AG                                                      2.40%
Volkswagen AG                                                3.88%

(Source: Reuters)


                                 Deletion and Addition Rules

                                 The DAX is reviewed annually by the FSE in order to maintain continuity in the level. The Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the DAX if such stock ceases to meet the criteria for inclusion. Stocks deleted will be replaced by stocks included in the reference group that meet such criteria.

                                 No Relationship With the FSE

                                 The use of and reference to the DAX in
                                 connection with the Notes has been consented to by the FSE, the publisher of the DAX. All rights to the DAX are owned by the FSE. The Company, the Calculation Agent and the Trustee disclaim all responsibility for the calculation or other maintenance of or any adjustments to the DAX. In addition, the FSE has no relationship to the Company or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes or with the calculation of the Supplementary Redemption Amount.


Discontinuance of the DAX;
Alteration of Method of
Calculation..................    If the FSE discontinues publication of the
                                 DAX and the FSE or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued DAX (such index being referred to herein as a "Successor Index"), then the relevant Monthly Closing Values and Initial
                                 Index Values  shall be determined by
                                 reference to the value of such Successor
                                 Index at the close of trading on the FSE, the LSE or the relevant exchange or market for the Successor Index on the Determination Date.

                                 Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent shall cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                                 If the FSE discontinues publication of the DAX prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines that no Successor Index is available at such time, then on such Determination Date, the Calculation Agent shall determine the Monthly Index Values and the Initial Index Values that would be used in computing the Supplemental Redemption Amount on such Determination Date. The Monthly Closing Values and the Initial Index Values shall be computed by the Calculation Agent in accordance with the formula for and method of calculating the DAX last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the DAX. Notwithstanding these alternative arrangements, discontinuance of the publication of the DAX may adversely affect the value of the Notes.

                                 If at any time the method of calculating the DAX or a Successor Index, or the value thereof, is changed in a material respect, or if the DAX or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the DAX or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in London on the Determination Date, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the DAX or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the DAX or such Successor Index, as adjusted. Accordingly, if the method of calculating the DAX or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent shall adjust such index in order to arrive at a value of the DAX or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Alternate Determination Date in
case of an Event of Default
or a Tax Redemption............  In case an Event of Default with respect to any Notes shall have occurred and be
                                 continuing, or if the Notes are redeemed under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying Prospectus Supplement, the amount declared due and payable upon any acceleration of the Notes or the redemption price of the Notes, as the case may be, will be determined by the Calculation Agent and will be equal to the accreted value of the Note to the date of acceleration or redemption at the Yield to Maturity, plus an amount equal to the value of the Supplemental Redemption
                                 Amount determined as of the date of
                                 acceleration or redemption by a nationally recognized independent investment banking firm (other than an affiliate of the Company) retained for this purpose by the Company.

Historical Information........   The following table sets forth the high and
                                 low daily closing values, as well as
                                 end-of-quarter values, of the DAX for each quarter in the period from January 1, 1993 through March 10, 1997. All historical data presented in the following table are based on actual data from the Deutsche Borse. The historical values of the DAX should not be taken as an indication of future performance, and no assurance can be given that the DAX will increase sufficiently to cause the holders of the Notes to receive any Supplemental Redemption Amount.

                        Daily Closing Values in Deutsche Mark
                                                                     End of
                                  High               Low             Quarter
                                  ----               ---             -------
1993:
     1st Quarter......            1717.40           1516.50           1684.21
     2nd Quarter......            1708.33           1603.04           1697.63
     3rd Quarter......            1944.89           1692.17           1915.71
     4th Quarter......            2266.68           1912.09           2266.68
1994:
     1st Quarter......            2267.98           2020.33           2133.11
     2nd Quarter......            2271.11           1968.82           2025.34
     3rd Quarter......            2212.85           2011.75           2011.75
     4th Quarter......            2110.75           1960.59           2106.58
1995:
     1st Quarter......            2135.04           1910.96           1922.59
     2nd Quarter......            2148.68           1922.59           2083.93
     3rd Quarter......            2317.01           2083.93           2187.04
     4th Quarter......            2289.77           2096.08           2253.88
1996:
     1st Quarter......            2525.42           2253.88           2485.87
     2nd Quarter......            2573.69           2457.49           2561.39
     3rd Quarter......            2666.55           2447.80           2651.85
     4th Quarter......            2909.91           2655.73           2888.69
1997:
  1st Quarter (through
       March 10, 1997)            3436.07           2848.77           3436.07

 (Source: Data stream)


Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be
                                 used for general corporate purposes and, in
                                 part, by the Company or one or more of its
                                 affiliates in connection with hedging the
                                 Company's obligations under the Notes,
                                 including hedging market risks associated
                                 with the Supplemental Redemption Amount.  On
                                 or after the date of this Pricing Supplement,
                                 the Company, through its subsidiaries and
                                 others, may hedge its anticipated exposure in
                                 connection with the Notes by taking positions
                                 in exchange traded and over-the-counter
                                 options on the DAX or individual stocks
                                 included in the DAX, futures contracts on the
                                 DAX and options on such futures contracts or
                                 any other instruments that it may wish to use
                                 in connection with such hedging.   Such
                                 hedging will be carried out in a manner
                                 designed to minimize any impact on the prices of the Underlying Stocks. Although the Company has no reason to believe that its hedging activity will have such an impact, there can be no assurance that the Company will not affect the prices of the Underlying
                                 Stocks as a result of its hedging activities.
                                 The Company, through its subsidiaries and others, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above. See also "Use of Proceeds" in the accompanying Prospectus.

United States Federal Taxation   The investor should refer to the discussion
                                 under "United States Federal Taxation" in the accompanying Prospectus Supplement.